Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A-2
Amendment No. 2 to Schedule 13D

Under the Securities Exchange Act of 1934

Royale Energy, Inc.
(Name of Issuer)

Common Stock Par Value $0.01 Per Share
(Class of Securities)

78074G200
(CUSIP Number)

Stephen M. Hosmer	With a copy to:
7676 Hazard Center Drive	Lee Polson
Suite 1500	Strasburger & Price, L.L.P.
San Diego, California 92108	600 Congress Ave., Ste. 1600
(619) 881-2800	Austin, Texas 78701
(512) 499-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box □.

CUSIP No. 78074G200
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(1) Names of Reporting Persons:
Stephen M. Hosmer
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(2) Check the appropriate box if a member of a group:
(a) [ ]
(b) [X]
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(3) SEC Use Only

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(4) Source of Funds:

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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[ ]
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(6) Citizenship or place of organization:
California
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Number of shares beneficially owned by each person with:

(7)	Sole voting power	Stephen M. Hosmer	1,167,287 Shares Common

(8)	Shared voting power	None

(9)	Sole dispositive power	Stephen M. Hosmer	1,167,281 Shares Common

(10)	Shared dispositive power	None

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(11) Aggregate amount beneficially owned by each reporting person.
Stephen M. Hosmer: 1,167,287 Shares Common
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(12) Check if the aggregate amount in row (11) excludes certain shares
[ ]
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(13) Percent of class represented by amount in Row (11)
14.70% (See Item 5 for calculation of outstanding shares.)
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(14) Type of reporting person:
IN

Introductory Statement

This Amendment No. 2 to Stephen M. Hosmer's Schedule 13D amends Item 5 of the Schedule to discuss Mr. Hosmer's current intent to acquire additional shares of the issuer, Royale Energy, Inc. ("ROYL").

Item 5 Interest in Securities of the Issuer

Person:	Stephen M. Hosmer
No. Shares Owned:	1,167,287 Shares of Common Stock*
Percent of Outstanding shares	14.70%

Common stock outstanding at June 14, 2005	7,942,408*

* Total number of shares outstanding and percent of outstanding shares are based on the number of shares reported as outstanding in ROYL's Form 10-Q for the quarter ended June 30, 2006.

Mr. Hosmer has decided to acquire additional shares of ROYL common stock up to 1% (79,424 shares) of its outstanding common stock, but only if such acquisitions can be made at price levels that Mr. Hosmer finds attractive. It is anticipated that such purchases will be open market transactions. In the future, Mr. Hosmer may utilize financing and may hold his shares in ownership vehicles consistent with prudent estate planning and liability considerations.

Mr. Hosmer is the Executive Vice President, Chief Financial Officer and a Director of ROYL. Based on information available from ROYL, he is the company's largest shareholder. Mr. Hosmer's brother, Donald H. Hosmer, is President and a Director of ROYL and its second largest shareholder. Mr. Hosmer's father, Harry E. Hosmer, is Chairman of the Board of ROYL and is its third largest shareholder. However Stephen, Donald and Harry Hosmer have no agreements among them with respect to ROYL stock or the management and operations of ROYL, and Stephen Hosmer disclaims membership in any group with respect to his ownership of ROYL stock. Mr. Hosmer has sole voting and dispositive power with respect to all ROYL shares owned by him.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Stephen M. Hosmer

Date: September 21, 2006	/s/ Stephen M. Hosmer